OLYMPIC GROUP INCORPORATED

3762 Roscommon Dr

Suite 137

Ormond Beach, FL 32174

May 18, 2026

Ms. Madeline Mateo

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Olympic Group Incorporated

Offering Statement on Form 1-A

Filed May 08, 2026

File No. 024-12755

Request for Qualification

RE: Request for Qualification of Form 1-A filed May 08, 2026

Dear Ms. Mateo,

Olympic Group Incorporated hereby requests qualification of the above referenced Form 1-A on or before 5 p.m. on May 20, 2026, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Jim Byrd
Jim Byrd, CEO